

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 8, 2008

Mr. Tod C. Holmes
Sr. Vice President and Chief Financial Officer, Republic Services, Inc.
110 S.E. 6th St. 28th Floor
For Lauderdale, FL 33301

**Re: Republic Services, Inc.
             Form 10-K for the fiscal year ended December 31, 2007
             File No. 1-14267**

Dear Mr. Holmes:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Dieter King, Attorney, at (202) 551-3338, Brigitte Lippmann, Attorney, at (202) 551-3713 or to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Branch Chief